[DATE]

The RBB Fund, Inc.

c/o US Bancorp Fund Services

615 E. Michigan Street

Milwaukee, Wisconsin 53202

Re:	Plan of Reorganization with respect to MFAM Emerging Markets Fund and MFAM Global Opportunities Fund, dated [DATE]

Ladies and Gentlemen:

We have acted as counsel to the MFAM Emerging Markets Fund (the “Emerging Markets Fund”) and the MFAM Global Opportunities Fund (the “Global Opportunities Fund”), each a separate series of The RBB Fund, Inc., a Maryland corporation (“RBB”), in connection with the transfer of all of the assets of the Emerging Markets Fund to the Global Opportunities Fund, in exchange solely for Investor Class shares of the Global Opportunities Fund and its assumption of the Emerging Markets Fund’s liabilities, followed by the distribution by the Emerging Markets Fund to its shareholders of the Investor Class shares of the Global Opportunities Fund (collectively, the “Reorganization”), pursuant to the Plan of Reorganization by and between the Emerging Markets Fund and the Global Opportunities Fund, dated [DATE] (the “Plan”). You have asked for our opinion on certain Federal income tax consequences of the Reorganization. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Plan.)

For purposes of this opinion, we have reviewed the Plan and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i) The Reorganization will be completed in the manner set forth in the Plan and in the Registration Statement on Form N-14 of RBB to which this opinion is filed as an exhibit (the “Registration Statement”), including the Combined Prospectus/Information Statement of RBB (the “Prospectus-Information Statement”).

(ii) The representations contained in the letter of representation from you to us, dated as of [DATE], are true and complete.

The RBB Fund, Inc.

July [ ], 2019

(iii) The Emerging Markets Fund and the Global Opportunities Fund will each qualify as a “regulated investment company” under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year.

On the basis of the foregoing, it is our opinion that:

(1)	the Reorganization will constitute a “reorganization” within the meaning of section 368(a)(1)(C) or (D) of the Code, and the Emerging Markets Fund and the Global Opportunities Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)	the Emerging Markets Fund will recognize no gain or loss (a) upon the transfer of its assets to the Global Opportunities Fund in exchange for Investor Class shares of the Global Opportunities Fund and the assumption of the liabilities of the Emerging Markets Fund or (b) upon the distribution of those shares to the shareholders of the Emerging Markets Fund, except, in each case, for any gain or loss that may be required to be recognized solely as a result of the close of the Emerging Markets Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in section 1297(a) of the Code;

(3)	the Global Opportunities Fund will recognize no gain or loss upon the receipt of the assets of the Emerging Markets Fund in exchange for Investor Class shares of the Global Opportunities Fund and the assumption of the liabilities of the Emerging Markets Fund;

(4)	the tax basis in the hands of the Global Opportunities Fund of each asset of the Emerging Markets Fund transferred to the Global Opportunities Fund in the Reorganization will be the same as the basis of that asset in the hands of the Emerging Markets Fund immediately before the transfer, except for any assets which may be marked to market for Federal income tax purposes on the termination of the Emerging Markets Fund’s taxable year or on which gain was recognized upon the transfer to the Global Opportunities Fund;

(5)	the holding period in the hands of the Global Opportunities Fund of each asset of the Emerging Markets Fund transferred to the Global Opportunities Fund in the Reorganization will include the period during which that asset was held by the Emerging Markets Fund, except for any assets on which gain is recognized on the transfer to the Global Opportunities Fund;

(6)	the shareholders of the Emerging Markets Fund will recognize no gain or loss upon their receipt of Investor Class shares of the Global Opportunities Fund in exchange for shares of the Emerging Markets Fund;

The RBB Fund, Inc.

July [ ], 2019

(7)	the aggregate tax basis of the Investor Class shares of the Global Opportunities Fund received by each shareholder of the Emerging Markets Fund will equal the aggregate tax basis of the Emerging Markets Fund shares surrendered by that shareholder in the Reorganization;

(8)	the holding periods of the Investor Class shares of the Global Opportunities Fund received by each shareholder of the Emerging Markets Fund will include the holding periods of the Emerging Markets Fund shares surrendered by that shareholder in the Reorganization, provided that the Emerging Markets Fund shares are held by that shareholder as capital assets on the date of the Reorganization;

(9)	the Emerging Markets Fund’s final taxable year will end on the date of the Reorganization; and

(10)	the Global Opportunities Fund will succeed to and take into account the tax attributes of the Emerging Markets Fund described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

The above opinions represent our best legal judgment, but they have no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of this opinion. We also express no opinion regarding tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinions set forth above. Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.

The RBB Fund, Inc.

July [ ], 2019

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Synopsis – Federal Income Tax Consequences of the Proposed Reorganization” and “The Proposed Plan and Resulting Reorganization – Federal Income Tax Consequences” in the Prospectus-Information Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,